February 17, 2016

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 20, 2015
File No. 1-3880

Dear Mr. Thompson:
We have reviewed the Securities and Exchange Commission (Commission) staff letter of comment dated January 19, 2016 concerning the above-mentioned filings. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tiered subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company, since the Company is the reporting entity. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8 Financial Statements and Supplementary Data, page 65
Report of Independent Registered Public Accounting Firm, page 66

1.	We note that the auditor’s report does not include an opinion on the financial statement schedule. Please revise.

Company response: The Company will amend its Form 10-K for the Fiscal Year Ended September 30, 2015, specifically amending Item 15(a)2 to include an auditor’s report on the financial statement schedule and refile the financial statement schedule, which was originally included in Item 8 of the Form 10-K, in Item 15(a)2 to accompany the auditor report.

Consolidated Statements of Income and Earnings Reinvested in the Business, page 67

2.
Please tell us your consideration of separately disclosing net sales and related costs and expenses of tangible products and revenues from services in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

Company response: The Company is a diversified energy company engaged principally in the production, gathering, transportation, distribution and marketing of natural gas, reporting financial results for five business segments. The structure of the Company encompasses all facets of the natural gas business, from the upstream, or production, side of the business, to the midstream, or transportation, side of the business, to the downstream, or end user side of the business. The Company’s revenues in the Exploration and Production segment (natural gas and crude oil production revenues), the Pipeline and Storage segment (natural gas transportation revenues), the Gathering segment (natural gas gathering and processing revenues), the Utility segment (natural gas distribution revenues), and the Energy Marketing segment (natural gas marketing revenues) have each been disclosed separately in the tables of Note J - Business Segment Information (pages 114-115). Intersegment revenues have also been identified for each segment, as applicable, on pages 114-115. Further break down of each operating segment’s revenues have been provided under Results of Operations in Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 35 - 47). While the Company believes that the disclosures highlighted above provide a comprehensive illustration of its revenues, it acknowledges that Rule 5-03(b)(1) of Regulation S-X specifically deals with the classification of revenues on the face of the income statement. In reviewing Rule 5-03(b)(1) of Regulation S-X, the Company believes that from a product versus service perspective the Utility and Energy Marketing segments are providing a product to end use customers. The Exploration and Production segment is providing a product to utility and marketing customers. The Pipeline and Storage segment and the Gathering segment are providing a transportation service that connects the upstream portion of the natural gas business to the downstream portion of the natural gas business. For presentation on the face of the Income Statement, the Company believes that revenues from the Utility and Energy Marketing segments should be classified together since they comprise the downstream portion of the Company’s business. Revenues from the Pipeline and Storage and Gathering segments should be classified together since they comprise the midstream portion of the business. Revenues from the Exploration and Production segment represent the upstream portion of the business.
Presented below are the income statement line items that would have been used if the Company had broken out revenues by downstream, upstream and midstream classifications (ranked by revenue size). A small percentage of other revenue unrelated to the natural gas business (largely consisting of timber sales) has been included with Exploration and Production revenues with such other revenue amounting to less than 1% of consolidated revenues for each year presented. Given the revenue related disclosures highlighted above, the Company does not believe that this change in presentation represents a material difference that would be considered significant to the readers of the Form 10-K for the Fiscal Year Ended September 30, 2015. In future filings, the Company will present its revenues on the income statement as illustrated below.

	Year Ended September 30
	2015	2014	2013
	(Thousands of dollars)
Operating revenues:
Utility and Energy Marketing Revenues	$860,618	$1,103,149	$942,309
Exploration and Production and Other Revenues	696,709	808,595	707,734
Pipeline and Storage and Gathering Revenues	203,586	201,337	179,508
	$1,760,913	$2,113,081	$1,829,551

From a cost perspective, the Company believes that it has addressed the requirements of Rule 5-03(b)(2) of Regulation S-X by breaking out Purchased Gas expense, substantially all of which is for the Utility segment and the Energy Marketing segment, as a separate line item under Operating Expenses on the Consolidated Statements of Income on page 67. Purchased Gas expense represents the largest revenue related expense for the Company. All other operating expenses that would be applicable to product or service related revenues have been recorded within Operation and Maintenance expense under Operating Expenses on the Consolidated Statements of Income. In future filings, the Company will continue to break out Purchased Gas expense as a separate line item. It will also present its operation and maintenance expense on the income statement as illustrated below.

	Year Ended September 30
	2015	2014	2013
	(Thousands of dollars)
Operation and Maintenance:
Utility and Energy Marketing	$203,249	$196,534	$180,997
Exploration and Production and Other	184,024	188,622	175,014
Pipeline and Storage and Gathering	82,730	77,922	86,079
	$470,003	$463,078	$442,090

Notes to Consolidated Financial Statements, page 71

Note B – Asset Retirement Obligations, page 79

3.	Please present liabilities incurred and revisions of estimates as separate line items in the reconciliation of beginning and ending asset retirement obligations. Refer to ASC 410-20-50-1c.

Company response: Presented below is the reconciliation of the Company’s asset retirement obligations for the fiscal year ended September 30, 2015 showing liabilities incurred and revisions of estimates as separate line items. The Company does not believe that this change in presentation represents a material difference that would be considered significant to the readers of the Form 10-K for the Fiscal Year Ended September 30, 2015. In future filings, the Company will present liabilities incurred and revisions of estimates as separate line items in all footnote reconciliations of asset retirement obligations, as illustrated below.

	Year Ended September 30
	2015	2014	2013
		(Thousands)
Balance at Beginning of Year	$117,713	$119,511	$119,246
Liabilities Incurred	4,433	5,390	8,393
Revisions of Estimates	33,717	(7,886)	(13,189)
Liabilities Settled	(6,825)	(6,955)	(1,744)
Accretion Expense	7,767	7,653	6,805
Balance at End of Year	$156,805	$117,713	$119,511

If you have any questions on any of our responses, please direct them to me at (716) 857-7344 or by e-mail at camiolok@natfuel.com.

Sincerely,

NATIONAL FUEL GAS COMPANY

By:	/s/ K.M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer